SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

______________________________

FORM 11-K

      (Mark One)

(  X  )     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

(     )                        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ___________ to ____________

Commission File Number 0-22462

GIBRALTAR 401 (k) PLAN

(Full title of the Plan)

GIBRALTAR STEEL CORPORATION

(Name of issuer of the Securities held Pursuant to the Plan)

3556 Lake Shore Road

P.O. Box 2028

Buffalo, New York 14219-0228

(Address of principal executive office of the issuer)

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Gibraltar 401 (k) Plan (Name of Plan)
June 28, 2002 (Date)	/x/ Walter T. Erazmus
Walter T. Erazmus Member, Gibraltar 401 (k) Plan Committee

Exhibit Index is on Page 15

Audited Financial Statements and Supplemental Schedules Gibraltar 401 (k) Plan Years ended December 31, 2001 and 2000 with Report of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of

Gibraltar 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York

June 26, 2002

Gibraltar 401 (k) Plan

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000

Contents
Report of Independent Accountants	1
Audited Financial Statements Statements of Net Assets Available for Benefits Statements of Changes in Net Assets Available for Benefits Notes to Financial Statements	2 3 4
Supplemental Schedule Schedule H, Line 4i - Schedule of Assets Held for Investment urposes End of Year	9

Gibraltar 401 (k) Plan

Statements of Net Assets Available for Benefits
	December 31,
	2001	2000
Cash equivalents	$ 9,443,805	$ 6,124,146
Investments, at fair value	35,758,564	43,181,860
Accrued income	15,438	108,735
Loans receivable	1,873,461	1,731,516
Employer contributions receivable	16,167	47,920
Employee contributions receivable	40,784	144,805
Net assets available for benefits	$ 47,148,219	$ 51,338,982

The accompanying notes are an integral part of these financial statements.

Gibraltar 401 (k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,
	2001	2000
Additions Employer contributions Employee contributions Transfers from other plans Interest and other Other plan activity Total additions	$ 1,381,422 3,725,736 287,034 940,085 - 6,334,277	$ 1,317,445 3,996,833 1,050,827 1,016,869 83,516 7,465,490

Deductions Benefits paid out Net realized and unrealized losses on investments Other plan activity Total deductions:	(3,831,761) (6,663,220) (30,059) (10,525,040)	(3,085,645) (6,524,163) - (9,609,808)

Decrease in net assets available for benefits, prior to mergers Transfer of assets available for benefits from mergers Net (decrease) increase Net assets available for benefits: Beginning of year	(4,190,763) - (4,190,763) 51,338,982	(2,144,318) 19,631,344 17,487,026 33,851,956
End of year	$ 47,148,219	$ 51,338,982

The accompanying notes are an integral part of these financial statements.

Gibraltar 401 (k) Plan

Notes to Financial Statements

December 31, 2001

1.  Major Plan Provisions

Participation

All employees of Gibraltar Steel Corporation of New York (the Company) and those affiliates of the Company which have adopted the Gibraltar 401 (k) Plan (the Plan) are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements which do not require participation.

The United Steel Products Company 401(k) Plan, the Gibraltar Steel Corporation Profit Sharing Plan and the Hi-Temp Incorporated Employee's 401(k) Plan were merged into the Plan effective January 31, 2000, March 31, 2000 and July 1, 2000, respectively. The total fair market value of the net assets transferred into the Plan from the United Steel Products Company 401(k) Plan, the Gibraltar Steel Corporation Profit Sharing Plan and the Hi-Temp Incorporated Employee's 401(k) Plan as a result of these mergers were approximately $5,825,000, $10,231,000 and $3,575,000, respectively.

The Plan was not party to a merger during 2001.

Employee Contribution

Employees may contribute up to 15% (7% for highly compensated employees) of their annual compensation. Annual compensation includes bonuses and overtime. Contributions cannot exceed the IRS limit of $10,500, as prescribed by the Plan agreement.

Employer Contribution

In 2001, the Company increased its matching contributions to the Plan equal to 50% of the first 6% of the employee's elective deferral at the time of salary reduction from 5% in 2000.

Employer contributions are allocated to the individual participant accounts in a manner prescribed by the Plan agreement.

The Company intends to continue the Plan indefinitely, but reserves the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Gibraltar 401 (k) Plan

Notes to Financial Statements (continued)

1.  Major Plan Provisions (continued)

Vesting

Effective October 1, 1999, all active participants are 100% vested in employer contributions. Prior to October 1, 1999, vesting in employer contributions was based upon the participant's number of whole years of service in accordance with the following schedule:

Completed years	Percent
of service	vested
Less than 1	0%
1	25%
2	60%
3	100%

Forfeitures

Participants who left the Company prior to October 1, 1999 with less than three years of service forfeited the nonvested portion (up to 100%) of the Company's contributions. The nonvested percentage of the employer contribution account shall become available for allocation in accordance with the Plan agreement at the end of the Plan year in which the employee receives distribution or, if earlier, in which the employee incurs their fifth consecutive break in service.

Benefit Payments

Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum, over a fixed number of years or by the purchase of an annuity contract from an insurance company.

Participant Loans

Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Loan terms shall not exceed 5 years, except for a maximum of 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the loan.

Plan Expenses

All of the costs of Plan administration are paid by the Company.

Gibraltar 401 (k) Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments and Administration

On January 25, 2001, the Plan Sponsor amended and restated the Plan in the form of the Dreyfus Nonstandardized Prototype Profit Sharing Plan and Trust (the Dreyfus Prototype). As part of the adoption of the Dreyfus Prototype, the Plan replaced certain investment options, including all Chase and Chase Vista investment options, with other options in the same investment category and also added additional investment options. In addition, Dreyfus Service Corporation (Dreyfus) became the recordkeeper of the Plan.

Also effective January 25, 2001, the Plan's assets are held by Boston Safe Deposit and Trust Company (the Trustee), an affiliate of Dreyfus, under the Trust Agreement with the Plan dated December 22, 2000. Previously, the Plan's assets were held by Texas Commerce Bank National Association (the former Trustee) under a Trust Agreement dated December 23, 1998. The Administrator of the Plan shall specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement. During 2001 and 2000, all Plan investments were participant directed. The information on investments has been derived from reports received from and certified by the Trustee and the former Trustee. Realized gains and losses are determined based on average costs.

The Plan's investments are valued at their stated asset value, based on quoted prices in an active market for the underlying investments. Investment income is determined separately for each participant account.

Gibraltar 401 (k) Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Investments (continued)

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as those held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments
	2001	2000

Mutual Funds Common Stock Total	$ (6,671,841) 8,621 $ (6,663,220)	$ (6,286,702) (237,461) $ (6,524,163)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:
	December 31,
	2001	2000

Dreyfus Certus Stable Value Fund B	$ 9,443,805	*
Janus Fund	8,481,052	$ 11,379,021
Dreyfus Prem Core Value CL R	5,982,248	*
Managers Special Equity Fund	5,224,234	5,533,444
Invesco Dynamics Fund	3,644,878	*
Janus Overseas Fund	2,525,570	3,450,358
Gibraltar Steel Corporation Common Stock	2,474,369	2,757,837
Chase Vista Large Cap Equity Fund	*	6,938,634
Chase Vista U.S. Government Money Market Fund	*	6,124,146
Fidelity Over-the-Counter Fund	*	5,388,085
SEI Stable Assets (GIC) Fund	*	3,089,688

*Indicates the fair value of this investment is less than 5% of the Plan's net assets at December 31, 2001 or 2000.

Gibraltar 401 (k) Plan

Notes to Financial Statements (continued)

3.  Tax Status

The Internal Revenue Service has determined and informed the Prototype Plan service provider by letter dated September 1, 1994, that the Plan and related trust are designed in accordance with the Internal Revenue Code.

4.  Subsequent Events

Effective January 1, 2002, the Milcor Ltd. Partnership Tax Deferred Savings and Retirement Plan was merged into the Plan. The total fair market value of the net assets transferred into the Plan as a result of this merger was approximately $2,424,000.

Supplemental Schedule

Gibraltar 401 (k) Plan

EIN 16-0991536

Plan # 007

Schedule H, Line 4i

Schedule of Assets Held for Investment Purposes at End of Year

Gibraltar 401 (k) Plan

EIN 16-0991536

Plan #007

Schedule H. Line 4i - Schedule of Assets Held for

Investment Purposes at End of Year

Identity of Issuer and Description of Investments	Units of Investment	Fair Market Value

Dreyfus Certus Stable Value Fund B *	9,443,805.00	$ 9,443,805
Janus Fund	344,758.20	8,481,052
Dreyfus Prem Core Value CL R *	209,023.35	5,982,248
Managers Special Equity Fund	73,997.65	5,224,234
Invesco Dynamics Fund	228,805.88	3,644,878
Janus Oversees Fund	124,412.31	2,525,570
Gibraltar Steel Corporation Common Stock *	141,231.00	2,474,369
Vanguard Bond Market	187,397.76	1,900,213
Dreyfus Premier Core Bond CL A *	129,425.20	1,855,957
Dreyfus Disciplined Stock Fund *	37,161.00	1,188,037
Dreyfus Midcap Value Fund *	34,038.63	894,875
Invesco Balanced Fund	47,318.83	692,274
Dreyfus Basic S & P 500 Stock Index *	17,350.69	414,682
Van Kempen Emerging Growth Fund	4,511.20	190,914
Invesco Small Co Growth Fund	6,928.38	84,110
Dreyfus Founders Fund *	2,449.42	69,686
American Century Income & Growth	1,944.96	54,522
Premier Balanced Fund Class R	2,471.91	32,110
MFS Investors Trust Fund	1,494.90	24,785
Managers Capital Appreciation Fund	821.02	24,048
Participant Loans (interest rates are fixed at prime plus
1% and currently range from 5.75% to 10.5%)	-	1,873,461
		$ 47,075,830

*Indicates Party-in-Interest to the Plan.

EXHIBIT INDEX

Exhibit Number		Page Number

23	Consent of Independent Auditors	17

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.33-87034) of Gibraltar Steel Corporation of our report dated June 26, 2002 relating to the financial statements of Gibraltar 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Buffalo, New York

June 28, 2002